Exhibit 99.1 May 2025 JBS S.A. has made available on its website the following materials with information about its corporate restructuring and dual listing. A registration statement on Form F-4 with respect to the transaction described has been filed with the U.S. Securities and Exchange Commission (File Number 333-273211) and declared effective. U.S. Listing Update JBS 1

Disclaimer IMPORTANT: This presentation is being made in respect of the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries (collectively, the “JBS Group”), JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department by email at ri@jbs.com.br, telephone at +55 (11) 3144-4146 or mail at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd floor, São Paulo - SP, 05118-100, Brazil. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures. The non-GAAP financial measures contained in this presentation are not measures of financial performance calculated in accordance with any GAAP or IFRS and should not be considered as replacements or alternatives to net income or loss, cash flow from operations or other measures of operating performance or liquidity. We also adopt non-GAAP measures when we believe that the additional information is useful and meaningful to investors. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board or considered replacements or alternatives to net income or loss, cash flow from operations or other IFRS measures of operating performance or liquidity. These non-accounting measures are used by market participants for comparative analysis, albeit with certain limitations, of the results of businesses in the sector and as indicators of the Company’s capacity to generate cash flow. Forward-Looking Statements This presentation contains certain statements, including estimates, projections, statements relating to business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, that are “forward-looking statements.” The forward-looking statements contained in this presentation may include statements about the expected effects on the JBS Group in connection with the Proposed Transaction, the anticipated timing and benefits of the Proposed Transaction, and the JBS Group’s anticipated financial results, and also include all other statements in this presentation that are not purely historical information. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. These statements are based on the current expectations of the management of the JBS Group and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. This presentation also contains estimates and other information concerning the industry in which the Company operates, that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information. Many factors could cause actual results to differ materially from these forward- looking statements with respect to the Proposed Transaction, including risks relating to the completion of the Proposed Transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of the JBS Group’s operations. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the JBS Group’s consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and the JBS Group undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances. 2

Today's Presenters

JBS



Carlos Hamilton Araújo

Independent Board Member

Banco do Brasil · cateno · Banco Central do Brasil

+35 Years of Experience



Guilherme Cavalcanti

Global CFO

Vale · Fibria · Grupo Globo

+35 Years of Experience



Christiane Assis

IR Director

brf · Sadia · Deutsche Bank

+30 Years of Experience



Daniel Pitta

Legal Director

LDC. Louis Dreyfus Company · biosev · Eldorado Brasil

+20 Years of Experience



Pedro Bueno

IR Executive Manager

brf · bradesco bbi

+15 Years of Experience

Experience

3

Executive Summary JBS is a Global Leader with a Diversified Footprint 1 US Listing Elevates JBS’ Investor Profile and Global Capital Markets Access 2 Reshaping JBS Into a More Competitive Global Leader While Unlocking Value for all Stakeholders 3 4

1 JBS Overview Table of 2 Contents Long-Term Value Proposition 3 Transaction Rationale 4 Board & Governance 5 Dynamics of the Extraordinary General Meeting and Key Milestones 6 Closing Remarks 5

JBS Overview 1

A Leading Global Food Company

280k+
Global team members

250+
Production facilities

180+
Sales to customers in 180+ countries

#1 Poultry
Global poultry producer

Market leader in **Brazil, Europe,** and the **USA.** Leading position in **Mexico.**

#1 Beef
Global beef producer

Market leader in **Australia, Brazil,** and the **USA.** Leading position in **Canada.**

#2 Pork
Global pork producer

Leading positions in **Australia, Brazil, Europe** and the **USA.**

#1 Prepared Foods
Market leader in **Australia, New Zealand** and the **UK.** Leading positions in **Brazil, Mexico** and the **USA.**

#1 Plant-based
Plant-based foods producer in Brazil

#3 in **Europe**

#2 Salmon
Salmon producer in Australia

#1 Eggs
Egg producer in South America

Biotechnology
Majority owner of BioTech Foods, **cultivated protein** producer in **Spain.**

Built largest **biotechnology** R&D center in **Brazil.**



7

Global Platform with Unique Scale 1 2024 Net Revenues US$ billion 77 72 53 53 35 29 28 26 24 23 2 #1 Food Company in the World Sources: JBS and Bloomberg. Note: (1) Does not include the Beverages business. (2) In terms of 2024 net revenues. 8

Growth Journey Based on Strategic Acquisitions and Efficient Operations Net Revenues US$ billion [Brazil Margarine 77,2 & Mayonnaise] 72,9 72,6 65,0 [Beef] 51,7 51,2 51,1 49,7 49,0 52,3 48,9 42,9 38,6 36,9 31,1 [Meats & Meals] 16,5 17,6 [Brazil & Mexico Chicken] [United Kingdom] 7,6 2,0 [Pork] 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 8,5 7,2 6,7 5,6 5,0 4,7 4,2 4,0 4,0 3,5 3,3 2,8 2,2 2,1 1,9 0,7 0,6 0,3 0,3 Established a Global Protein Platform Increased Diversification Into Value-Added and Branded Product Portfolios Source: JBS Investor Relations (CAGNY 2025 and 4Q 2024 Earnings Release). 9 EBITDA Evolution (US$ billion)

Global Diversification Through Local Production and Exports Net revenue 2024 (by consumption) Canada Europe 3% 9% USA Net Revenue 49% by Production Asia 5% 13% United States 51% Mexico & Central America Brazil 26% Africa & Middle East Australia 9% Australia & 4% New Zealand Europe 7% Brazil 3% Canada South 5% 13% America Mexico 3% 1% We produce where it is Geopolitical, sanitary Diversification by Export access and competitively and cycle risk protein and by unmatched distribution advantageous mitigation geography 10 Source: JBS Investor Relations (4Q 2024 Earnings Release).

Long-Term Value Proposition 2

JBS’ Long Term Value Proposition Value Proposition Long-Term Sustainable Growth Continuous Growth 1 +150 brands across the portfolio Value-added Products and Brands Expand Margins 2 +300,000 clients and sales to approximately 180 countries Profitability Reduce Volatility 3 Sales and +600 Production Platform Distribution Platform operations in more than 25 countries People and Culture Financial Discipline 4 Source: JBS. 12

Global Demographics to Drive Higher Protein Consumption World Population World Protein Consumption Global (Bn people) (Million tons) +10% +1.7Bn Trends That world animal people in 9,7 591 protein¹ Could Benefit 2050 8,0 consumption the Company 543 by 2032 in the Next 2022 2050E Years 2023 2032E Increase in global Income growth Shift in diet trends population and supporting protein towards protein- urbanization consumption based foods Source: United Nations and FAO. 13 Note: (1) Considers beef, pork, poultry, sheep and fish protein.

Drive Sustainable Growth ENABLERS FOR GROWTH GOING FORWARD Increase presence in the US value-added market across Experienced management team with top- geographies tier leadership Proven ability to build brands across geographies and categories Continued growth in high- growth segments (aquaculture, alternative Strong customer relationships with proteins, etc.) leading brands Demonstrated track-record of Ongoing inorganic growth turnarounds through strategic and accretive acquisitions Source: JBS. 14

Lifting Margins and Reducing Volatility with Diversification 2008 - 2012 2013 - 2017 2018 – 2023 2024 Median: 5.1% Median: 8.2% Median: 9.5% 8,2% 9,3% 6,6% 3,8% Consolidated JBS Beef North America PPC JBS USA Pork Seara JBS Australia JBS Brazil 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Initial focus on downstream Initial geographic and protein JBS has evolved into a more diversification, with value-added diversification, with relevant profitable global player with a prepared foods and brand beef and pork acquisitions in robust protein portfolio and positioning, driving margins to a the US vast footprint higher level Source: JBS. 15 Key Developments Adjusted EBITDA Margin Evolution

Solid FCF Generation Supporting Investments, Distributions to Shareholders and Deleveraging Capital Deployment Profile¹ (US$ mm) Net Leverage (Net Debt/EBITDA in x) 4,75x 4,50x Free Cash Flow (Excl. Expansion Capex) 14,204 M&A Limit 4,25x Cap on Extra Dividend Payment 4,00x 3,66x 3,75x Attention Zone 3,50x 2 Expansion Capex 4,606 3,25x 3,00x 2,77x Safety Zone 2,75x M&A 3,291 2,50x Long- 2,15x Term 2,25x Goal 1,89x 2,00x 1,75x 3 Dividends 4,130 1,50x 1,25x 1,00x Share Buybacks 2,759 1Q24 2Q24 3Q24 4Q24 Source: JBS Investor Relations (CAGNY 2025 and 4Q 2024 Earnings Release). 16 Note: (1) Considers the period from 2019 – 2024. (2) For 2025, the Company is estimating an expansion Capex of US$ 1 billion and maintenance Capex in the same amount. (3) US$808mm dividends paid in Q4 and US$369mm paid in 2025. Value Growth

Transaction Rationale 3

The Proposed Transaction

Merger of Shares

Implemented through an "incorporação de ações" under the Brazilian Corporation Law, exchanging JBS S.A. Common Shares

Brazil HoldCo Redeemable Share 1 : 2 JBS S.A. Common Shares[1]

The Brazil HoldCo Redeemable Shares will be mandatorily redeemable for JBS N.V. BDRs

Subject to approval at the JBS S.A. General Meeting

Cash Dividend

Shareholders will be entitled to receive a Cash Dividend, including JBS S.A. ADS Holders as of the ADS Cash Dividend Record Date

R$ 1.00 Per JBS S.A. Common Share held

Making up a total of

R$ 2,218 million

Based on the same amount of JBS S.A. Common Shares issued and outstanding

Redemption

Brazil HoldCo will redeem all the Redeemable Shares and deliver to each holder thereof one JBS N.V. BDRs for every Redeemable Share held

Each JBS S.A. Holder receives one JBS N.V. BDR for every Redeemable Share

JBS N.V. BDR[2] 1 : 1 Brazil HoldCo Redeemable Share

At any time, holders of JBS N.V. BDRs may request to receive the underlying JBS N.V. Class A Common Share in exchange

JBS N.V. Class A Share 1 : 1 JBS N.V. BDR

Class A Common Share
Entitled to **1 vote** per share and **Listed** on the NYSE

Can be converted into **Class B** by JBS N.V. BDR Holders until December 31st, 2026

Class B Common Share
Entitled to **10 votes** per share and **Not Listed** on any Exchange

Can be converted into **Class A** at any time

Upon completion, we expect to list JBS N.V. Class A Common Shares on the NYSE and to list JBS N.V. BDRs on the B3; and: JBS S.A. Common Shares will no longer be listed on the B3. JBS S.A. will become a wholly owned subsidiary of Brazil HoldCo

Source: JBS' Form F-4.
Note: (1) Pursuant to the Merger of Shares, every two JBS S.A. Common Shares issued and outstanding on the Last Trading Day that are not held by Brazil HoldCo (including by the JBS S.A. ADS Depositary Bank) will be automatically contributed for their book value into Brazil HoldCo in exchange for one Brazil HoldCo Redeemable Share; 2. The JBS S.A. ADS Depositary Bank will cause the JBS N.V. BDRs that it receives pursuant to the Redemption to be immediately cancelled for automatic delivery of the underlying JBS N.V. Class A Common Shares.

18

The Dual Listing Structure



Step 1
Messrs. Batista
100%
J&F + FIP Formosa
100%
LuxCo
100%
JBS N.V. (NED)
100%
Brazil HoldCo
BNDES
Other Shareholders
48.34%
20.81%
30.85%
JBS S.A. (BRA)

JBS N.V. becomes the indirect Controlling Shareholder of JBS S.A.

- Executed in two phases[1], J&F and FIP Formosa transfer all its JBS S.A. Common Shares to Brazil HoldCo in exchange for newly-issued shares of BrazilCo
  - i. Immediately thereafter, all such shares are transferred to LuxCo
  - ii. Immediately thereafter, all such shares are transferred to JBS N.V.

As a result of the completion of both phases[1]:

- ✓ **JBS N.V. will**, through Brazil HoldCo, **indirectly hold the JBS S.A. Common Shares** that are currently held directly by J&F
- ✓ Accordingly, **JBS N.V.** will become the **indirect Controlling Shareholder** of **JBS S.A.**



Step 2
Messrs. Batista
100%
J&F + FIP Formosa
100%
LuxCo
BNDES
Other Shareholders
Class A: 29.63%
Class B: 100.00%
Total: 48.34%
Voting: 84.77%
Class A: 28.35%
Class B: 0%
Total: 20.81%
Voting: 6.13%
Class A: 42.02%
Class B: 0%
Total: 30.85%
Voting: 9.09%
JBS N.V. (NED)
100%
Brazil HoldCo
100%
JBS S.A. (BRA)

JBS S.A. becomes an indirect wholly owned subsidiary of JBS N.V.

- The 2nd and final step of the **Proposed Transaction** involves the approval of the Dual Listing at the EGM, **when you will become a shareholder of JBS N.V.**

Immediately following the completion of the Proposed Transaction:

- ✓ **JBS S.A.** will be an indirect wholly owned subsidiary of **JBS N.V.**
- ✓ The business conducted by the JBS Group **will remain the same**
- ✓ The **shareholders of JBS N.V. will initially be the same as the shareholders of JBS S.A.** on the Last Trading Day
- ✓ Our **ultimate controlling shareholders will continue to control the JBS Group's** business through the indirect ownership of JBS N.V.

Source: JBS' Form F-4.

Note: (1) In the first phase, J&F contributed only a portion of its JBS S.A. common shares, with the remaining shares to be transferred in a second phase. If the merger of shares is not approved at JBS S.A.'s general meeting, the second phase of the controlling shareholder contributions may or may not take place. Additionally, the first phase could be reversed, depending entirely on how the ultimate controlling shareholders decide to maintain their ownership structure of JBS S.A. common shares. This decision will not impact JBS S.A. itself. Step 2 takes into account that J&F will hold 45% of its shares in Class A shares and 55% in Class B shares; the 84.77% voting takes into consideration this breakdown and that no other shareholder will convert into Class B shares which may not be the case.

19

Key Factors for Selecting the Proposed Structure

Create a corporate structure that allows us to **better reflect our presence and diverse international operations** and **implement our growth strategy**, which we expect will allow us to **improve our rating indices** and **maximize shareholder value**

Why the Netherlands?

- ✓ **Strategic geographic and logistical position** within JBS Group's global operations
- ✓ JBS Group have **physical presence in the country** for more than **20 years** trading poultry and pork
- ✓ Jurisdiction with **political and financial stability**, with strong tax policy, currency and legal regime
- ✓ Dutch Law facilitates a **tailor-made structure**
- ✓ Strong **bilateral investment and treaty network** for corporates

Why Dual Class?

- ✓ Imperative to allow our company to **access to a cost-effective and readily available source of financing** that is currently unavailable
- ✓ Ensuring our controlling shareholders' **long-term commitment and active participation** is vital to safeguarding the **long-term stability of our strategy and ensuring long-term value creation** for all of our stakeholders – including our shareholders

Why BDRs?

- ✓ Pursuant to the rules of the B3, **holders are required to receive a Brazilian security** in connection with the Merger of Shares and the Redemption
- ✓ The Depositary Bank of the ADS program will cause the BDRs that it receives to be immediately cancelled for **delivery of the underlying JBS N.V. Class A Common Shares directly to ADS holders**
- ✓ At any time, **holders of BDRs can exchange to Class A** Common Shares – vice-versa

Why Brazil HoldCo?

- ✓ Under **Brazilian Law**, a Merger of Shares is only permitted between two Brazilian companies
- ✓ Alternatively, a full legal cross-boarder merger of JBS S.A. not JBS N.V. is not permitted under the **Dutch Law** – that is only allowed to merge with companies governed by the laws of the EU
- ✓ **The Proposed Transaction could not be implemented directly** between JBS S.A. (Brazil) and JBS N.V. (Netherlands)

Why a Conversion Period?

- ✓ **Multiple-year period to request** to convert JBS N.V. Class A into Class B Common Shares up to a maximum convertible shares, subject to Minimum Free-float requirement
- ✓ Allow holders to have a **mature understanding of the dynamics** of the behavior of the JBS N.V. Class A Common Shares **trading on the NYSE**
- ✓ Allow holders to make an **informed choice** between holding **Class A** (which will trade on the NYSE, but with less votes) or **Class B** (destined to those that want to enhance their influence in deliberations)

Source: JBS' Form F-4.

20

Strategic Rationale for the Proposed Transaction Unlock untapped potential and maximize value for 1 JBS shareholders Lower overall cost of capital associated with equity 2 and debt financing Expand access to a broader and more diverse 3 investor base Eligible for inclusion in prominent equity indexes 4 such as S&P, MSCI and Russell 21

❶ Unlock Untapped Potential and Maximize Value for JBS

Share Price Performance Evolution Upon the Material Fact on US Listing Update

The stock price reacted positively following the announcement of the potential U.S. Listing



BRL
veja Veja News
March 18th, 2025
JBS share prices skyrocket after approval for NY Listing
"Shares rise more than 15% on B3 with the strategy of taking the company's trading to the US stock market"
Potential Re-rating After the US Listing
BRL 43.00
Record-Breaking Revenue Announcement
BRL 34.90
August 2024
Material Fact on US Listing Published (BNDES abstaining from voting)
BRL 32.75
March 2025
JBS Beats Analyst Expectations and Announces ~320M in Profit
May 2024
BRL 25.15
First News Broke About US listing Intentions
July 2023
BRL 17.24
50,00
40,00
30,00
20,00
10,00
0,00
Jan-23
Apr-23
Jul-23
Oct-23
Jan-24
Apr-24
Jul-24
Oct-24
Jan-25
Apr-25
Jul-25
Oct-25

Sources: JBS, Veja, Capital IQ as of April 15th, 2025.

22

2 Reduction in Cost of Debt Decline in JBS Credity Spread Relative to Tyson 400 JBS 2030 400bps 350 300 250 200 150 100 TSN 2029 110bps 50 34bps 0 G-Spread difference from JBS 2034 to TSN 2034 G-Spread difference from JBS 2030 to TSN 2029 Source: Bloomberg as of April 15th 2025. 23 Aug-19 Dec-19 Apr-20 Aug-20 Dec-20 Apr-21 Aug-21 Dec-21 Apr-22 Aug/22 – Exchange offer and registration rights Aug-22 Dec-22 May/23 – Bond registration Apr-23 protocol Aug-23 Jul/23 – Exchange offer completion Dec-23 Apr-24 Aug-24 Dec-24 Apr-25

2 Potential Re-Rating at U.S. Peer Valuation Levels Could Lead to a Lower Cost of Equity Global Footprint Financials Trading 3 4 Return on Inv. Market Cap Div. Yield EV /EBITDA 2024 EBITDA CAGR¹ Avg. EBITDA FY 2024 Revenue Breakdown 2 (US$ bn) (%) (x) (19-24) Capital (FY2024) Margin (19-24) EMEA 13% South America 14% US$ 6.1% 9.5% 19.4% 16.1 7.0 US$ bn % North 77.2bn 4,5x America Asia & 57% Oceania 16% Others 4% US$ (5.2) 8.2 6.0 21.7 3.3% % % US$ bn % 53.3bn 10,4x North America 96% Others 6% US$ (0.4%) 12.3% 11.7% 15.9 3.8 US$ bn % 11.9bn 14,2x North America 94% Sources: Companies’ filings and Capital IQ as of April 15, 2025. Note: (1) Compound annual growth rate. (2) ROIC calculated as net operating profit after tax divided by the total invested capital . Total invested capital as the sum of gross debt and shareholders equity. (3) Calculated as the sum of the last 12 months dividends per share divided by share price. (4) Calculated as market cap plus net debt (including leasing) and minorities interest. 24

3 Access to a Broader Investor Base

	Brazil-Domiciled	US-Domiciled		
	JBS	Tyson Foods	Hormel Foods	Pilgrim's
Increase in Passive Flow	**40+** Passive Holders that represent **31%** of the Institutional Float	**150+** Passive Holders that represent **52%** of the Institutional Float	**130+** Passive Holders that represent **65%** of the Institutional Float	**90+** Passive Holders that represent **76%** of the Institutional Float
Diversification across Regions	**330+** Institutional Holders from **22** Different Countries	**1,150+** Institutional Holders from **34** Different Countries	**950+** Institutional Holders from **29** Different Countries	**500+** Institutional Holders from **23** Different Countries

Tap into U.S. passive investor growth
- **Align the company** with **major U.S. indices** such as the **S&P 500**
- This would attract **passive funds and ETFs**, ensuring **steady capital flow and enhancing stock liquidity**

Access to diversified blue-chip U.S. investors
- Appeal to **renowned institutional investors,** including ones managing **diversified blue-chip portfolios**
- These investors bring **stability and reputation,** boosting the company's **credibility** and **valuation**

Expand investor base beyond Latam
- NYSE opens doors to **non-Latam-specific investors** including those seeking emerging market opportunities
- Less **regional exposure risks**
- Increase of the company's **global visibility**

Source: LSEG Workspace Eikon and Bloomberg as of April 15th, 2025.

25

4 Potential for Inclusion in U.S. Equity Indexes Evolution of the Main Equity Indexes of Companies Listed in the US Compared to the IBOV S&P500 S&P1500 Russell 3000 MSCI US All Cap IBOV 2025 Trade War Effects 160 144 140 136 136 120 125 109 100 80 Dec-20 Jun-21 Dec-21 Jun-22 Dec-22 Jun-23 Dec-23 Jun-24 Dec-24 Standard & Poor’s 500 Standard & Poor’s 1500 Russell 3000 MSCI US All Cap Index The S&P 500 Index is one of the The S&P 1500 combines three major Stock market index that tracks The MSCI US All Cap Index most widely followed stock indices: the S&P 500 (large-cap the performance of the 3,000 represents the entire U.S. equity market indices in the world. It stocks), the S&P MidCap 400 (mid- largest publicly traded market, by including large, mid, tracks the performance of 500 cap stocks), and the S&P SmallCap companies in the United States. It small, and micro-cap companies. large-cap companies listed on 600 (small-cap stocks), covering 90% represents approximately 98% of It captures approximately 99% of U.S. stock exchanges of the U.S. equity market the investable U.S. equity market the U.S. equity universe Sources: Capital IQ as of April 15th, 2025. 26 st Description Base 100 @ Jan 1 , 2021

Board & Governance 4

Governance Structure Global JBS Governance Structure JBS N.V. JBS Board of Directors PPC Board of Global CEO – Gilberto Tomazoni Directors Compliance – Michael Koenig Sustainability – Jason CFO & IR – Guilherme Operational Excel. – CMO – HR – Weller Cavalcanti Helio Rubens Sergio Valente Juriana Sperandio North America – Wesley Australia – Brent Brazil – Gilberto Xandó New Ventures Pilgrim’s – Fabio Sandri Batista Filho Eastwood ✓ Friboi✓ Beef US✓ Beef✓ Swift / Wild Fork✓ U.S. ✓ Seara✓ Pork✓ Pork✓ Plant Based✓ Mexico ✓ JBS Novos Negócios✓ Canada✓ Lamb✓ Italian Salumeria✓ Europe ✓ JBS Couros✓ JBS Prepared Foods✓ Primo✓ Cultivated Meat ✓ Huon Source: JBS. 28

Board Structure Post-Transaction and Committees Board of Directors Executive Committees Audit Committee Jeremiah O’Callaghan* The audit committee will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our Wesley financial statements Gilberto Mendonça Tomazoni Batista Compensation Committee The compensation committee handles director remuneration, oversees Joesley Kátia Regina and implements the company's remuneration policies, administers Mendonça de Abreu equity incentive plans, and ensures legal and regulatory compensation Batista Gomes disclosures are prepared Carlos Hamilton Henrique Nominating Committee Vasconcelos de Campos Araújo Meirelles The nominating committee defines criteria for director selection, evaluates board composition, assesses director and board performance, recommends appointments, oversees succession planning for Paulo Raul executives, and supervises senior management evaluation policies. Bernardo Alfredo Silva Padilla ESG Committee This committee focuses on defining and reviewing the company's Non-independent Directors sustainability and ESG strategies, setting related goals and KPIs, 9 4 monitoring and improving practices, overseeing environmental and Independent Directors social responsibilities, and addressing ESG-related risks Directors Committees Chairman * Source: JBS Investor Relations and Form F-4. 29 New Directors JBS Board of Directors

Proposed Board Capabilities and Committees

Director	Age	Skills	Audit	Comp	Nominating	Sustainability
Jeremiah O'Callaghan	71	Finance, Business Strategy, Operations, Food Industry		✓*		✓*
Gilberto Tomazoni	66	Finance, Business Strategy, Food Industry, Supply Chain Management				
Wesley Mendonça Batista	54	Business Strategy, Food Industry, Capital Management		✓	✓*	
Joesley Mendonça Batista	53	Business Strategy, Food Industry, Capital Management		✓	✓	
Kátia Regina de Abreu Gomes	63	Food Industry, Agribusiness, Supply Chain Management				✓
Paulo Bernardo Silva	73	Finance, Communications, Public Policy, Planning				✓
Carlos Hamilton Vasconcelos Araújo	60	Finance, Economy, Infrastructure, Planning	✓*			
Henrique de Campos Meirelles	79	Finance, Economy, Capital Management, Business Strategy	✓		✓	
Raul Alfredo Padilla	69	Food Industry, Agribusiness, Supply Chain Management	✓			

* Chairman of Committee

1-4
Min -Max
Exec. Directors

56%
Independent

1
Year Term

7-11
Min -Max
Directors

3-10
Min-Max
Non-Exec Directors

Source: JBS' Investor Relations and Form F-4.

30

JBS Global Compliance Program Key Components Tone at the Top Third-Party Relationships Policies and Procedures Mergers & Acquisitions Training Monitoring, Testing and Remediation Guidance and Communications Proper Oversight and Independence Periodic Risk-Based Assessments Culture of Day-to-Day Operations Internal Reports (Ethics Line) and Investigations Source: JBS. 31

Compliance Program Evolution

JBS

Compliance Program Pillars

Risk Assessments
- Creation of the Global Executive Ethics and Compliance Committee composed of senior compliance leaders in the company, and the Chairman of the JBS S.A. Board
- Training programs on Anti-Bribery and Corruption policies, as well as conflict of interest policies

Policies and Procedures
- Adoption of a suite of global compliance policies, including the Global Anti-Bribery and Anti-Corruption Policy and Compliance Framework
- Appointment of a Global Chief Ethics and Compliance Officer with experience in the FCPA and other corruption laws

Training
- Mandatory enhanced, tailor-made and function-specific training personnel for all salaried employees
- Covers the JBS Code of Conduct, and both the Anti-Bribery and Anti-Corruption Policies
- Anti-bribery and anti-corruption training for Board members

Communications
- Monthly calls among all regional compliance leaders
- Individual monthly calls between each regional leader and the Global Chief Ethics and Compliance Officer

Ethics Line and Investigations
- Creation of Ethics Committees in each of JBS's major regions and businesses
- Comprised of CEOs, CFOs, Heads of HR, business unit leaders, representatives of the Legal Department, and compliance leaders for each entity

Internal Controls
- Improved internal, automated controls
- A written monthly summary provided by each region to the Global Chief Ethics and Compliance Officer, reporting whether any sponsorships, donations, gifts, business meals, occurred involving a government official

Monitoring and Testing
- Continuous daily screening of onboarded third parties and real-time transaction monitoring for risk-sensitive transactions
- A Board resolution committed to maintaining an effective compliance program and requiring periodic reports from compliance leadership

Third Party Diligence and Management
- Implements a third-party due diligence process that uses technology to streamline the evaluation and onboarding of third parties
- Requires all third parties to adhere to the Business Associate Code of Conduct to ensure compliance with ethical and business standards

Tone at the Top
- "Speak Up" campaigns to encourage reporting of any potential violations of law, regulations or company policies,
- Emphasis on the company's Global Non-Retaliation Policy

Timeline

2020 | 2021 | 2022 | 2023 | 2024

- Oct. 2020 – Company first required to implement Program
- Jun. 2022 – creation of the Global Executive Ethics and Compliance
- Aug. 2022 – Appointment of a Global Chief Ethics and Compliance Officer
- Oct. 2023 – Successfully implemented program

Source: JBS.

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Additional Regulatory Topics - SEC Both the CVM and SEC maintain similar disclosure rules (annual/quarterly reports, financial statements, material events, 1 corporate actions) – however, the SEC also enforces rules not employed by the CVM : Securities Act Public U.S. security offerings must be registered with the SEC, which sets issuer disclosure requirements Requirements Exchange Act SEC-registered issuers must file annual (Form 20-F) and interim reports; the SEC also enforces U.S. securities laws, including the investigation of insider trading, market manipulation, and fraudulent disclosures Requirements Sarbanes-Oxley Requires independent auditor certification of internal controls, annual CEO/CFO certification of various aspects related to disclosures and controls, and prohibits loans to executives, amongst other requirements Act PCAOB The Public Company Accounting Oversight Board sets high auditor independence and quality standards for audited financial statements filed with the SEC by registered companies Standards NYSE Listing Listed companies must meet specific quantitative liquidity criteria to ensure healthy trading, adhere to robust governance requirements (including an independent audit committee), and promptly disclose material information to the public Standards Foreign Corrupt Forbids payments to government officials for obtaining or retaining business Practices Act Source: JBS. 33 Note: (1) Non-exhaustive list

Dynamics of the Extraordinary General Meeting 5 and Key Milestones

Extraordinary General Meeting Highlights rd Date and Time May 23 , 2025 at 10:00AM (São Paulo time) Place JBS S.A.’s headquarters in São Paulo, Brazil (I) Merger of shares, including the approval of the Merger of Shares Protocol and related valuation reports Voting Agenda (II) Delisting from the B3 (III) Cash dividend Transaction List JBS Group on the NYSE and B3 (Dual Listing) to create a corporate structure that allows us to better reflect our Purpose global presence and diverse international operations and implement our growth strategy (I) Merger of shares: majority of the shareholders, following Article 252 of “Lei das S.A.” Required Quorum (II) Delisting from the B3: majority of the free float shareholders present in the EGM (III) Cash dividend: majority of the shareholders present in the EGM Approval Voting Majority (50% + 1 share) of the present Free-float at the EGM Requirements Dual Listing (I) In person Shareholder’s (II) By legal representative Attendance (III) By distance voting ballot In case of any question please contact JBS’ investor relation office Contact Phone: +55 11 3144-4146 Information Email: ri@jbs.com.br Bradesco Shares and Custody Department (JBS S.A. shares and JBS N.V. BDRs) Custodian Phone: +55 11 3684-4522 Email: 4010.acoes@bradesco.com.br Source: JBS’ Form F-4 . 35

Extraordinary General Meeting Highlights Eligible Voters and Entitled Votes JBS S.A. ADS Holders can instruct the JBS JBS S.A. ADS Depository Bank on how to vote Common Shares in the General Meeting Holders 2 votes per ADS 1 vote per share (Each ADS corresponds to 2 JBS S.A. common shares) Additional Information How to Attend? Additional Information i. In person, if an individual Additional information about the ii. By legal representatives, if legal entity transaction and the general (company or investment fund) meeting can be found on the iii. By distance voting ballot company’s F-4 filling and in the EGM calling documents Source: JBS’ Form F-4 . 36

Key Conditions & Approvals

Condition	Description	Expected Date	Approved by
Transfer of JBS S.A. shares ✓	For JBS N.V., **the contribution of shares of JBS S.A. by a European Union company**, as opposed to by JBS S.A.'s controlling shareholders, **in JBS N.V. results in an intra-EU share transfer of JBS S.A.'s shares**	March 29th 2023	AFIRB
Registration Statement F-4 ✓	The **registration statement filed with the SEC on Form F-4 to execute the registration under the Securities Act of the JBS N.V.** Class A Common Shares to be issued and delivered to JBS S.A. Shareholders and JBS S.A	April 22nd 2025	SEC
Merger of Shares	The merger of shares and ancillary matters, **require the affirmative vote of the majority** (at least 50% + 1 share) of total shares of JBS S.A.	May 23rd 2025	JBS S.A. EGM
Cash Dividend	The cash dividend **requires the affirmative vote of the majority** (at least 50% + 1 share) of the **present Free-float** at the JBS S.A. EGM	May 23rd 2025	JBS S.A. EGM

Condition	Description	Expected Date	Approved by
Delisting	The delisting **requires the affirmative vote of the majority** (at least 50% + 1 share) of the **present Free-float** at the JBS S.A. EGM	May 23rd 2025	JBS S.A. EGM
FPI	A **Foreign Private Issuer** is a non-U.S. company with limited U.S. ownership and ties. **It can access U.S. markets** with lighter SEC reporting rules	< June 6th 2025	B3 & CVM
BDRs Listing	JBS N.V. **BDRs shall be approved by the CVM and for listing on B3**	< June 6th 2025	CVM
Class A Shares Listing	JBS N.V. Class A Common Shares **shall be approved for listing on the NYSE**	< June 12nd 2025	NYSE

✓ Executed

Source: JBS' Form F-4.

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Key Dates for Shareholders ✓ The Proposed Transaction is approved by shareholders at the Extraordinary General Meeting of JBS S.A. ✓ ADS Cash Dividend Record Date: All JBS S.A. shareholders (including ADS Holders) as of a record date set by the JBS S.A. ADS Friday, May 23rd Depositary Bank (which may be the date of the EGM of a later date) will be entitled to receive the Cash Dividend, that will be paid following the approval, at a date to be disclosed to the market in due course ✓ Suspension of Issuance and Cancellations of JBS S.A. ADSs: Beginning on this date, you will not be able to surrender your JBS S.A. ADSs for delivery of JBS S.A. Common Shares or deposit your JBS S.A. Common Shares for delivery of JBS S.A. ADSs. Thursday, June 5th However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your JBS S.A. ADSs. Friday, June 6th✓ Dual Listing – Second Step: Closing Date (Merger of Shares and Redemption) Monday, June 9th✓ First day of trading of JBS N.V. BDRs on the B3 (Conversion Record Date) Tuesday, June 10th✓ First day holders of JBS N.V. BDRs can request cancellation of JBS N.V. BDRs ✓ ADS Exchange Date: ADS Depositary Bank receives the JBS N.V. Class A Common Shares pursuant to the cancellation of the JBS Wednesday, June 11th N.V. ADS Depositary Bank will initiate the exchange of existing JBS S.A. ADSs for JBS N.V. Class A Common Shares. Expected timing of two U.S. business days after the Closing Date ✓ First day of trading of JBS N.V. Class A Common Shares on the NYSE ✓ Beginning of Class A Conversion Period Thursday, June 12th ✓ ADS Program Termination: 30 days after the date the JBS S.A. ADS Depositary Bank issues a termination notice in respect thereof or the date on which all JBS S.A. ADSs have been surrendered for exchange, whichever occurs first December 31st, 2026✓ End of Class A Conversion Period Source: JBS’ Form F-4 . ALL DATES ARE TENTATIVE, for additional details on key dates, please refer to the “Important Dates” section of the F-4 Registration Statement 38

Financial Implications of the Proposed Transaction The consolidated operations of JBS N.V. immediately following the Dual Listing will be the same as those of JBS S.A. Accounting Treatment of The merger of shares will be accounted for on a book value basis the Proposed The carrying amounts of JBS S.A.’s consolidated assets and liabilities will be reflected in JBS N.V.’s consolidated financial statements with no fair value adjustments related to the Transaction Proposed Transaction ✓ Historical consolidated operating results for all dates and periods prior; ✓ Contribution of JBS S.A.’s consolidated assets and liabilities at book value; ✓ Consolidated operating results and cash flows of JBS N.V. (as successor) and its consolidated subsidiaries; Consolidated ✓ An adjustment, against retained earnings, in the consolidated statement of changes in equity to Financial reflect the statutory equity reserves of JBS N.V.; ✓ The number of common shares issued by JBS N.V. will be reflected retrospectively to all Statements periods, for the purposes of calculating earnings per share ✓ The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards, with some non-GAAP measures such Adj. EBITDA and margin Source: JBS’ Form F-4. 39

Closing Remarks 6

The U.S. listing is a Strategic Objective for JBS, As It: Broadens our access to Global Capital Markets, lowering overall cost of capital associated with equity and debt financing 1 Increases our Global visibility with prominent equity indexes, moving closer to key international investors 2 Strengthens our Global leadership by enhancing our sustainable growth capabilities and long-lasting value creation to shareholders 3 Consolidates our Governance by abiding to stricter SEC rules beyond local benchmarks 4 41

Appendix A

Debt Profile 1 Proforma Debt Amortization Schedule (USD mm) Average Proforma Debt Term: 12.6 years Average Proforma Debt Cost (Yearly): 5.4% 9.103 500 7.818 500 2.853 1.142 1.880 2.853 2.024 2.902 2.601 5.750 2.415 2.261 4.465 1.405 1.008 1.107 984 983 885 807 638 637 516 0 38 Cash and 2035 and Payments Cash and Short 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 to 2052 2053 2055 Equiv. 2055 Notes from Equiv. Term 2051 + CRA Jan/25 to Seara May/25 Cash and Cash Equivalents Revolving Credit Lines (USA) Revolving Credit Lines (Brazil) 2035 and 2055 Notes + CRA Seara Debt buyback from Jan/25 to May/25 Dividends Payable in 2025 + Proposal to be considered in Gen. Meeting Source: JBS Investor Relations (4Q 2024 Earnings Release). 43 Note: (1) Includes available cash resources and revolver credit lines from both JBS S.A. and JBS US.

Debt Profile (cont’d) 1 Net Debt / Leverage / Interest Coverage 7,50x 6,42x 4,95x 4,42x 4,00x 2,77x 2,15x 1,89x 3,66x 3,20x 15.866 15.297 14.759 13.721 13.577 4T23 1T24 2T24 3T24 4T24 Net Debt (USD mm) Leverage (USD) Interest Coverage Breakdown per Debt Term Breakdown per Sourcing Breakdown per Entity Breakdown per Currency Debt cost: 7.7% 5% per annum Bonds 9% 11% 9% 7% 6% JBS USA Long-term USD CRA JBS S.A. Short-term BRL Seara Commercial 85% 88% 89% Banks 91% Debt cost: 5.1% per annum Source: JBS Investor Relations (4Q 2024 Earnings Release). 44

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ESG as a Pillar of Growth JBS has pledged to zero the balance of its greenhouse gas emissions by 2040, reducing its direct and indirect emissions and offsetting residual emissions Opened 20 Green Offices that offer free technical assistance to cattle producers, aiming to increased property compliance and sustainable production. More than 6,000 properties have been assisted since 2021 Implemented a blockchain technology platform to track cattle production throughout the value chain. By the end of 2025, JBS is committed to have a deforestation-free in the Amazon Repurposed and refined animal byproduct waste into renewable diesel and sustainable aviation fuel, powering hard-to-abate transportation sectors like aircraft, heavy vehicles, and ferries Launched a company specialized in renting out 100% electric trucks, with a current fleet of 260 vehicles Invested in biodigesters for biogas production capable of reducing scope 1 wastewater emissions by 65% Issued a US$ 3 billion in Sustainability Linked Bonds (SLB) for JBS S.A, JBS USA Lux., and PPC, linked to 30% scope 1 & 2 GHG emissions intensity reduction KPIs Source: JBS. 46